Exhibit 21.1

Subsidiaries of AmericanWest Bancorporation

Name of Subsidiary	State of Incorporation	Other Names Under Which Business is Conducted
AmericanWest Bank	Washington	Precision Bank
AmericanWest Statutory Trust I	Connecticut
Columbia Trust Statutory Trust I	Connecticut
AmericanWest Capital Trust II	Delaware

AmericanWest Bancorporation owns 100% of the voting stock of each entity listed above.